UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 17, 2025

Wintergreen Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42673	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

Room 8326, Block B,

Hongxiang Cultural and Creative Industrial Park,

90 Jiukeshu West Road,

Tongzhou District, Beijing, PRC

(Address of principal executive offices, including zip code)

+ (86)136 5237 1477

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Ordinary Share, par value $0.0001 per share, and one right to acquire one-eighth (1/8) of one Ordinary Share	WTGUU	The Nasdaq Stock Market LLC
Ordinary Shares, par value $0.0001 per share	WTG	The Nasdaq Stock Market LLC
Rights, each to acquire one-eighth (1/8) of one Ordinary Share	WTGUR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On November 17, 2025, Wintergreen Acquisition Corp. (the “Company” or “SPAC”), a Cayman Islands exempted company, entered into a Merger Agreement (the “Merger Agreement”) with Wintergreen Acquisition Merger Subsidiary Corp., a Cayman Islands exempted company and wholly-owned subsidiary of the Company (“Merger Sub”), and KIKA Technology INC., a Cayman Islands exempted company (“KIKA”).

Pursuant to the Merger Agreement and in accordance with the Companies Act (as revised) of the Cayman Islands, Merger Sub will merge with and into KIKA, with KIKA surviving the merger as a wholly-owned subsidiary of the Company (the “Merger”). Simultaneously with the closing of the Merger (the “Closing”), the Company will change its name to “KIKA Inc.” or such other name as determined by KIKA, subject to approval by the Registrar of Companies in the Cayman Islands.

The Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the Merger Agreement is intended to constitute a plan of reorganization thereunder.

The date of the Closing is expected to occur in the first half of 2026, or promptly following the satisfaction or waiver of the conditions to closing set forth in the Merger Agreement, including the approval of the Merger Agreement and the transactions contemplated thereby by the shareholders of the Company and KIKA, and the declaration of effectiveness by the SEC of a proxy/registration statement on Form S-4 to be jointly filed by parties in connection with the Company’s shareholder meeting and issuance of the Consideration Shares (defined below).

Merger Consideration

In connection with the Merger, the shareholders of KIKA (the “KIKA Shareholders”) will receive ordinary shares of the Company (the “Consideration Shares”) in an amount equal to the Valuation of KIKA (as defined in the Merger Agreement) divided by the SPAC Per Share Redemption Price (as defined in the Merger Agreement), rounded up to the nearest whole share. The Consideration Shares will be allocated among the KIKA Shareholders in accordance with the Allocation Statement (as defined in the Merger Agreement).

Representations and Warranties

The parties to the Merger Agreement made representations and warranties customary for transactions of this type. The representations and warranties of KIKA are qualified in certain respects by materiality or a Company Material Adverse Effect, which is defined to exclude certain events such as general economic conditions, industry-wide impacts, changes in financial markets, acts of war or terrorism, actions permitted by the Merger Agreement, changes in laws or accounting rules, the announcement of the transactions, natural disasters, or failures to meet projections (subject to underlying causes).

Covenants

The Merger Agreement contains covenants customary for transactions of this type, including obligations for the parties to operate their respective businesses in the ordinary course prior to the Closing and to refrain from taking certain specified actions without the consent of the other party. The parties have also agreed to use commercially reasonable efforts to consummate the transactions, including obtaining necessary approvals and cooperating in the preparation of the registration statement on Form S-4 (or other applicable form) and proxy statement required in connection with the Merger. Additional covenants include provisions for the Company to provide public shareholders with redemption rights in accordance with its organizational documents and IPO trust agreement.

Conditions to Closing

The consummation of the Merger is subject to conditions customary for transactions of this type, including, among others: (i) receipt of the requisite approvals from the shareholders of the Company and KIKA and entry by KIKA shareholders of a Lock Up Agreement described in further detail below; (ii) the effectiveness of the registration statement on Form S-4; (iii) receipt of any required governmental approvals; (iv) the absence of any order, law, or regulation enjoining or prohibiting the Merger; (v) the Company having at least $5,000,001 in net tangible assets immediately after the Closing; (vi) compliance with covenants and the accuracy of representations and warranties (subject to materiality qualifications); and (vii) the absence of a material adverse effect on either party.

Termination Provisions

The Merger Agreement may be terminated at any time prior to the Closing under circumstances customary for transactions of this type, including: (i) by mutual written consent of the parties; (ii) by either party if the Merger is not consummated by the Outside Closing Date, provided the terminating party is not in breach; (iii) by either party if a governmental authority issues a final, non-appealable order enjoining the Merger; (iv) by the Company if KIKA is in material breach of its representations, warranties, or covenants; (v) by KIKA if the Company is in material breach; or (vi) by either party if the requisite shareholder approvals are not obtained. There are no termination fees, but the parties remain liable for willful breaches or fraud.

Related Agreements

Concurrently with the execution of the Merger Agreement, the Company, KIKA, and the KIKA Shareholders entered into the following agreements:

Company Transaction Support Agreement, pursuant to which the KIKA Shareholders agreed to vote in favor of the Merger and provide the requisite shareholder approval in accordance with KIKA’s organizational documents and the Cayman Companies Act.

In connection with the Closing, the Company, KIKA, and each KIKA Shareholder will enter into non-compete and non-solicitation agreements and lock up agreements.

Lock Up Agreement provides for a six-month lock-up period post-closing during which Company Shareholders are restricted from transferring, selling, or encumbering Consideration Shares, with exceptions for customary permitted transferees.

Non-Compete and Non-Solicitation Agreement establishes a two-year restricted period post-closing prohibiting the Company Shareholders from engaging in competing businesses within the Company Group's operating jurisdictions (Cayman Islands, British Virgin Islands, and Hong Kong) or serving in roles for competitors.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, a copy of which is attached as Exhibit 2.1 hereto, and the terms of which are incorporated herein by reference.

Item 7.01 Regulation FD Disclosure

Additional Information about the Business Combination and Where to Find It

To facilitate the business combination, Wintergreen Acquisition Corp. will file a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”) that will include a preliminary proxy statement/prospectus of Wintergreen Acquisition Corp., and after the Registration Statement is declared effective, Wintergreen Acquisition Corp. will mail a definitive proxy statement/prospectus relating to the business combination to its shareholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the SEC, will contain important information about the business combination and the other matters to be voted upon at a meeting of Wintergreen Acquisition Corp.’s shareholders to be held to approve the business combination and related matters. Wintergreen Acquisition Corp. and KIKA Technology INC. may also file other documents with the SEC regarding the business combination. Wintergreen Acquisition Corp. shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the business combination, when available, as these materials will contain important information about Wintergreen Acquisition Corp., KIKA Technology INC., and the business combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the business combination will be mailed to Wintergreen Acquisition Corp. shareholders as of a record date to be established for voting on the business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation / No Offer or Solicitation

Wintergreen Acquisition Corp., KIKA Technology INC., and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Wintergreen Acquisition Corp. shareholders in connection with the proposed business combination. A list of the names of the directors and executive officers of Wintergreen Acquisition Corp. and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

Neither Wintergreen Acquisition Corp., KIKA Technology INC., nor any of their respective affiliates make any representation or warranty as to the accuracy or completeness of the information contained in this Current Report on Form 8-K. This Current Report on Form 8-K is not intended to be all-inclusive or to contain all the information that a person may desire in considering the proposed business combination discussed herein. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1	Merger Agreement
2.2	Company Transaction Support Agreement
2.3	Form of Lock Up Agreement
2.4	Form of Non-Compete and Non-Solicitation Agreement
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 17, 2025

WINTERGREEN ACQUISITION CORP.

By:	/s/ Yongfang “Fayer” Yao
Name:	Yongfang “Fayer” Yao
Title:	Chief Executive Officer and Director